

June 25, 2009

Mr. Mark J. Mize
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
 Houston, TX 77002

>   **Re: Petrohawk Energy Corporation**
>   **Amendment No 2 to Form 10-K for the Fiscal Year Ended December
>   31, 2008**
>   **Filed April 30, 2009**
>   **Response Letter Dated June 2, 2009**
>   **File No. 1-33334**

Dear Mr. Mize:

    We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Engineering Comments

1.   We have reviewed your response to our prior comment two of our letter dated May 19, 2009. We asked you to provide us with your development plan for your proved undeveloped reserves at December 31, 2008, which was to include your planned time line to develop your remaining inventory of proved undeveloped reserves. Your response in Appendix A indicates that in the Elk Grove-Caspiana, Terryville and Other areas a material amount of proved undeveloped reserves would be remaining at the end of five years. Therefore, as previously requested, please provide us with the time line to develop your complete inventory of proved undeveloped reserves.

2.   It appears that many of these proved undeveloped reserves have been classified as proved for several years. Please explain to us why you believe the reserves that you estimate will remain undeveloped by 2013, which amount to almost 30% of

your current proved undeveloped reserves, meet the SEC requirement of reasonable certainty to be produced required for proved reserves. We do not concur that a history of past drilling is sufficient given that your percent of proved undeveloped reserves has increased from approximately 15% in 2003 to 44% in 2008.

3.   We have reviewed your response to prior comment three. As previously requested, please tell us if the amount of capital allocated for drilling in the Haynesville Shale in 2009 and 2010 will be sufficient for you to hold your leases.

4.   We also note that you do not plan to begin to develop undeveloped reserves until 2012. It appears that you have or will attribute proved undeveloped reserves to your acreage in 2009. Please tell us the reasons you will not begin to develop those reserves until three and four years later. Reconcile this with your stated intention to focus on the Haynesville Shale in 2009 and 2010, instead of developing reserves in your core areas, which you said was to maintain or increase production but with fewer wells drilled and less capital spent.

5.   We have reviewed your response to prior comment six. We note that in the schedule of PUD development over the next five years only during the last two years of those five will you be developing the minimum amount of reserves per year required to develop all of your proved undeveloped reserves within five years. Please tell us why you are not allocating much more of your budget to develop reserves given that these reserves will have been on the books and continue to be on the books for much longer than five years, especially in light of the fact that you will probably be discovering additional reserves in the Haynesville Shale as you drill to establish production on those properties. Please explain to us why you continue to report these reserves as proved. Address whether or not these circumstances result in uncertainty regarding their development.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director